UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6‑K dated July 26, 2017

Commission File Number:  1‑13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82‑ __________

Enclosure:  A press release dated July 26, 2017 announcing STMicroelectronics’ 2017 second quarter and first half financial results.

PR No. C2827C

STMicroelectronics Reports 2017 Second Quarter
and First Half Financial Results

•	Second quarter net revenues of $1.92 billion; up 5.6% sequentially and 12.9% year-over-year
•	Second quarter gross margin of 38.3%; up 70 basis points sequentially driving operating margin before impairment and restructuring(1) to 9.6%
•	First half net revenues of $3.74 billion, net income of $258 million, free cash flow(1) of $113 million
•	Capital structure in July 2017 strengthened with $1.5 billion convertible bond financing

Geneva, July 26, 2017 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the second quarter and first half ended July 1, 2017.

Second quarter net revenues totaled $1.92 billion, gross margin was 38.3%, and net income was $151 million, or $0.17 per share.

“It was another solid quarter, with both net revenues and gross margin sequentially performing better than seasonality and above the mid-point of our guidance,” commented Carlo Bozotti, STMicroelectronics President and CEO.

“On a year-over-year basis, revenue growth came from all product groups and sales channels. In Internet of Things and smartphones, we continue to win with our complete portfolio of microcontrollers, sensors, analog and power management, connectivity and security solutions. In Smart Driving, we continue to capture opportunities both with products developed in our Automotive and Discrete Group, as well as from the rest of our organization which fit the needs of our automotive customers, such as sensors and general purpose analog.

“On top of our sales initiatives, during the quarter we improved our profitability thanks to our operating leverage, better product mix and manufacturing efficiencies driving our operating margin before impairment and restructuring to 9.6% in the second quarter.

“To strengthen our capital structure and further enhance our financial flexibility, in July we raised $1.5 billion at an overall zero cost, through a convertible bond offering. Additionally, the combination of the net share settlement option and the on-going repurchase of the underlying shares implies substantially no dilution at conversion to shareholders.”

Quarterly Financial Summary (US$ Million)

U.S. GAAP	Q2 2017	Q1 2017	Q2 2016
Net Revenues	1,923	1,821	1,703
Gross Margin	38.3%	37.6%	33.9%
Operating Income	178	129	28
Net Income attributable to parent company	151	108	23
Net cash from operating activities	369	289	192

1) See Appendix for reconciliation to U.S. GAAP and additional information explaining why the Company believes these measures are important.

Non-U.S. GAAP (1)	Q2 2017	Q1 2017	Q2 2016
Operating Income before impairment and restructuring charges	184	134	40
Free cash flow	52	62	48
Net financial position	524	518	426

Quarterly Financial Summary By Product Group (US$ Million)

Net Revenues By Product Group	Q2 2017	Q1 2017	Q2 2016
Automotive and Discrete Group (ADG)	755	708	721
Analog and MEMS Group (AMG)	482	443	376
Microcontrollers and Digital ICs Group (MDG)	612	593	556
Others (a)	74	77	50
Total	1,923	1,821	1,703

(a) Net revenues of “Others” includes revenues from sales of Imaging Product Division, Subsystems, assembly services, and other revenue.

Second Quarter Review

Second quarter net revenues increased 5.6% sequentially, a better than seasonal performance and 60 basis points higher than the midpoint of the Company’s guidance. On a sequential basis, both Analog and MEMS Group (AMG) and Automotive and Discrete Group (ADG) performed better than the Company average, with AMG’s revenues up 8.9% and ADG’s revenues up 6.6%. Microcontrollers and Digital ICs Group (MDG) revenues were up 3.3% sequentially led by general purpose microcontrollers which posted a record quarter sales level, offset in part by lower sales of Digital ICs including the businesses undergoing phase-out. Imaging Product Division revenues, reported in Others, decreased temporarily reflecting, as anticipated, the timing of new programs ramping.

On a year-over-year basis, second quarter net revenues increased by 12.9% on growth across all product groups and strong traction with new products. Analog and MEMS Group (AMG) second quarter revenues grew 28.3% year-over-year while Microcontrollers and Digital ICs Group (MDG) revenues increased 10.0% on double-digit growth for general purpose microcontrollers offset in part by lower sales of businesses undergoing phase-out. Automotive and Discrete Group (ADG) second quarter revenues increased 4.7% compared to the year-ago quarter. Automotive industry growth was also reflected in the results of the Company’s other businesses. Imaging Product Division second quarter revenues increased significantly year-over-year thanks to ST’s Time-of-Flight technology.

By region of shipment, revenues on a sequential basis increased 8.6% in Asia Pacific and 4.1% in EMEA, while decreasing 3.7% in the Americas.  On a year-over-year basis, Asia Pacific revenues were up 21.4%, EMEA revenues increased 7.5%, while decreasing 7.2% in the Americas.

Second quarter gross profit was $736 million and gross margin was 38.3%, 20 basis points above the midpoint of the Company’s guidance. On a sequential basis, gross margin increased 70 basis points, reflecting both the Company’s product and profitability initiatives, leading to a more favorable product mix and improved manufacturing efficiencies partially offset by normal price pressure.

(1)Non-U.S. GAAP measure. See Appendix for additional information and reconciliation to U.S. GAAP.

Gross margin increased 440 basis points year-over-year, mainly due to significant manufacturing efficiencies and improved fab loading as well as favorable product mix partially offset by normal price pressure.

Combined R&D and SG&A expenses in the second quarter were $567 million, similar to $568 million and $565 million in the prior and year-ago quarter, respectively.

Second quarter other income and expenses, net, registered income of $15 million compared to $17 million and $28 million in the prior and year-ago quarter, respectively.

Impairment and restructuring charges in the second quarter were $6 million compared to $5 million and $12 million in the prior and year-ago quarter, respectively, mainly related to the set-top box restructuring plan announced in January 2016. The Company continued to make progress on its restructuring of the set-top box business. Exiting the second quarter of 2017, the restructuring plan was on track and had achieved a run-rate of about $132 million of the total $170 million of targeted annualized savings expected upon completion.

Operating income of $178 million in the second quarter increased by $49 million and $150 million compared to the prior and year-ago quarter, respectively.

Second quarter operating income before impairment and restructuring charges(1) was $184 million, equivalent to 9.6% of net revenues and expanded gross margin, increasing from $134 million, or 7.4% of net revenues in the previous quarter mainly due to higher revenues. On a year-over-year basis, operating income before impairment and restructuring charges(1) improved by $144 million reflecting higher revenues, improved product mix, manufacturing efficiencies and better fab loading.

Second quarter net income was $151 million, equivalent to $0.17 per share, compared to a net income of $108 million, equivalent to $0.12 per share, in the prior quarter. On a year-over-year basis, net income improved by $128 million, equivalent to $0.14 per share, from net income of $23 million, equivalent to $0.03 per share, in the year-ago quarter.

First Half Financial Summary By Product Group (US$ Million)

Net Revenues By Product Group	H1 2017	H1 2016
Automotive and Discrete Group (ADG)	1,463	1,392
Analog and MEMS Group (AMG)	925	745
Microcontrollers and Digital ICs Group (MDG)	1,204	1,089
Others	152	90
Total	3,744	3,316

(1)Non-U.S. GAAP measure. See Appendix for additional information and reconciliation to U.S. GAAP.

First Half 2017 Review

Net revenues in the first half 2017 increased 12.9% to $3.74 billion from $3.32 billion in the first half 2016, or 14.1% excluding businesses undergoing a phase-out (mobile legacy products and set-top box). By product group, first half 2017 Analog and MEMS Group (AMG) revenues were up 24.1% while Microcontrollers and Digital ICs Group (MDG) revenues increased 10.7% compared to the prior period on strong growth in general purpose microcontrollers partially offset by lower revenues for products undergoing phase-out. Automotive and Discrete Group (ADG) revenues increased 5.1% in the first half 2017 compared to the first half 2016. Imaging Product Division revenues increased significantly in the first half 2017 compared to the prior period.

Gross margin in the first half 2017 improved by 440 basis points to 38.0% from 33.6% in the year-ago period. Specifically, the 2017 first half gross margin benefited from manufacturing efficiencies, product mix, and lower unused capacity charges partially offset by normal price pressure.

Combined R&D and SG&A expenses were $1.14 billion in the first half 2017, flat compared to the year-ago.

Other income and expenses, net, registered income of $32 million compared to $55 million in the year-ago period mainly due to lower R&D funding.

First half impairment and restructuring charges were $11 million compared to $40 million in the year-ago period.

Operating income in the first half of 2017 improved significantly by $312 million to $307 million compared to the prior period.

First half 2017 operating income before impairment and restructuring charges(1) increased sharply to $318 million, compared to $35 million in the first half 2016. MDG operating income had a positive swing of $126 million, resulting in an increase in its operating margin to 10.9% for the 2017 first half with a higher margin for microcontrollers and memories and substantially reduced losses in the Company’s digital businesses. AMG operating performance substantially improved with a positive swing in operating income of $112 million and expansion of its operating margin to 12.4% from essentially breakeven, with improvements coming from both MEMS and Analog. ADG operating income was up slightly from the 2016 first half and the operating margin was substantially stable at 7.1% compared to 7.2% in the year-ago period.

First half of 2017 net income, as reported, was $258 million, equivalent to $0.28 per share, compared to a net loss of $18 million, or negative $0.02 per share, in the first half of 2016.

Cash Flow and Balance Sheet Highlights

Capital expenditure payments, net of proceeds from sales, were $307 million and $526 million during the second quarter and first half of 2017, respectively. First half 2016 capital expenditures, net of proceeds from sales, were $236 million.

Inventory was $1.26 billion at quarter end, up 5% from the prior quarter. Inventory in the second quarter of 2017 was at 3.8 turns or 95 days.

(1)Non-U.S. GAAP measure. See Appendix for additional information and reconciliation to U.S. GAAP.

The Company paid cash dividends totaling $48 million and $101 million for the second quarter and first half of 2017, respectively.

ST’s net financial position(1) was $524 million at July 1, 2017 compared to $518 million at April 1, 2017. ST’s total financial resources equaled $1.99 billion and total financial debt was $1.47 billion at July 1, 2017.

Total equity, including non-controlling interest, was $4.90 billion at July 1, 2017.

On June 22, 2017, ST launched and priced a $1.5 billion offering of senior unsecured bonds convertible into new or existing ordinary shares of ST. The Company simultaneously launched a share buy-back program of up to 19 million shares for an amount up to $297 million intended to meet its obligations arising from debt financial instruments that are exchangeable into equity instruments and to meet obligations arising from employee share award programs.

The terms of the New Convertible Bonds contain customary provisions which will allow the Company to satisfy conversion rights on the New Convertible Bonds with a combination of cash, new Shares and treasury Shares, or cash or Shares only including, unless the Company elects otherwise, by way of net share settlement. A net share settlement is the default settlement scenario under the New Convertible Bonds, and the Company’s share buy-back program is designed to equal or exceed the number of Shares required to be delivered on the exercise of conversion rights under the New Convertible Bonds, assuming a net share settlement.

The Bonds were issued in two $750 million tranches, one with a maturity of 5 years (37.5% conversion premium, negative 0.25 yield to maturity, 0% coupon) and the other 7 years (37.5% conversion premium, 0.25 yield to maturity, 0.25% coupon). Under the terms of the Bonds, the Company can satisfy the conversion rights either in cash or shares, or a combination of the two, at its selection. Proceeds from the issuance of the Bonds will be used by STMicroelectronics for general corporate purposes, including support for growth, the early redemption of the outstanding $600 million convertible bond due 2019 which will be completed by the end of August and the future redemption of the outstanding $400 million convertible bond due 2021. The issuance of the new Bonds occurred on July 3, 2017, therefore the impact to financial reporting will be effective in the third quarter of 2017.

Third Quarter 2017 Business Outlook

Mr. Bozotti commented, “Based on current booking activity and visibility on our anticipated key new program, we expect third quarter revenues to increase about 9.0% on a sequential basis, representing year-over-year growth of about 16.6% at the mid-point of our guidance range. We anticipate another quarter of margin expansion with third quarter gross margin of about 39.0% at the mid-point, leading to strong year-over-year improvement in operating and net income.

“Overall, we believe we are very well positioned to reach the short-term financial targets we outlined for the second half of 2017 at our Capital Markets Day held in May.”

The Company expects third quarter 2017 revenues to increase about 9.0% on a sequential basis, plus or minus 3.5 percentage points. Gross margin in the third quarter is expected to be about 39.0% plus or minus 2.0 percentage points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.12 = €1.00 for the 2017 third quarter and includes the impact of existing hedging contracts. The third quarter will close on September 30, 2017.

 (1)Non-U.S. GAAP measure. See Appendix for additional information and reconciliation to U.S. GAAP.

Recent Corporate Developments

•
On April 27, ST announced the appointment of Jean-Marc Chery as Deputy CEO, effective July 1, 2017 upon shareholder approval of the reappointment of Carlo Bozotti as the sole member of the Managing Board and President and CEO of ST at the Company’s June 20, 2017 Annual General Meeting of Shareholders. In his new role, Chery holds overall responsibility for Technology and Manufacturing as well as for Sales and Marketing and continues to report to Carlo Bozotti. Also effective July 1, ST has begun operating under a new organization and the Executive Team is now composed of:

•	Jean-Marc Chery, Deputy CEO
•	Orio Bellezza, President, Global Technology and Manufacturing
•	Marco Cassis, President, Global Sales and Marketing
•	Claude Dardanne, President, Microcontrollers and Digital ICs Group
•	Carlo Ferro, Chief Financial Officer and President, Finance, Legal, Infrastructure and Services
•	Marco Monti, President, Automotive and Discrete Group
•	Georges Penalver, Chief Strategy Officer and President, Strategy, Communication, Human Resources and Quality
•	Benedetto Vigna, President, Analog, MEMS and Sensors Group.

•
On May 24, ST announced the publication of the Company’s 2017 Sustainability Report. The report contains details and highlights of ST’s sustainability strategy and its 2016 performance, in alignment with the United Nations Global Compact Ten Principles and Sustainable Development Goals.

•	On June 20, ST announced that all the resolutions were approved at the Company’s Annual General Meeting of Shareholders (AGM). The main resolutions approved by the shareholders were:
•	The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2016, prepared in accordance with International Financial Reporting Standards (IFRS);
•
The distribution of a cash dividend of US$0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2017 and first quarter of 2018 to shareholders of record in the month of each quarterly payment;

•
The appointment of Mr. Frederic Sanchez as a new member of the Supervisory Board, for a three-year term expiring at the 2020 Annual General Meeting of Shareholders, in replacement of Mr. Didier Lombard whose mandate expired as of the 2017 AGM;

•
The reappointment, for a three-year term expiring at the 2020 Annual General Meeting of Shareholders, of the following members of the Supervisory Board: Ms. Heleen Kersten and Messrs. Jean-Georges Malcor, Alessandro Rivera and Maurizio Tamagnini;

•	The reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board for a one-year term;
•	The approval of a new four-year Unvested Stock Award Plan for Management and Key Employees;
•	The approval of the stock-based portion of the compensation of the President and CEO;
•	The authorization to the Managing Board, for eighteen months following the AGM, to repurchase shares, subject to the approval of the Supervisory Board; and
•
The delegation to the Supervisory Board of the authority to issue new common and preference shares, to grant rights to subscribe for such shares and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares for a period of eighteen months.

Following the conclusion of the STMicroelectronics N.V. Annual General Meeting, the members of the Supervisory Board appointed Mr. Nicolas Dufourcq as the Chairman and Mr. Maurizio Tamagnini as the Vice-Chairman of the Supervisory Board, respectively.

•
On June 22, ST announced the pricing of a US$1.5 billion offering of senior unsecured bonds convertible into new or existing ordinary shares of STMicroelectronics. The New Convertible Bonds were issued in two tranches, one of US$750 million with a maturity of 5 years and one of US$750 million with a maturity of 7 years. The offering proceeds, net of costs (including costs in respect of the share buy-back program), will be used by STMicroelectronics for general corporate purposes, including the early redemption of the outstanding US$600 million Zero Coupon Convertible Bonds due 2019 and the future redemption of the outstanding US$400 million 1.00 per cent. Convertible Bonds due 2021. The Company also announced the launch of a share buy-back program of up to 19 million shares for an amount up to US$297 million intended to meet obligations arising from debt financial instruments that are exchangeable into equity instruments and to meet obligations arising from share award programs and the early redemption of the 2019 Convertible Bonds.

Q2 2017 – Product and Technology Highlights

Automotive and Discrete Group (ADG)
•	Won new generation of airbag platform, with fully integrated system solution containing a squib driver and sensor interface from a major car-safety technology leader;
•	Selected as partner by Germany-based company for development of next-gen rear LED driver targeting major global carmakers;
•	Won class AB and class D audio-amplifier sockets with a global Tier1 for booster and radio applications;
•	Recorded multiple design–wins for high-temp silicon-controlled rectifiers and ultrafast diodes supporting car electrification from Automotive Tier1 and Tier2 suppliers;
•	Continued to reinforce leadership with ultrafast series diodes with wins at top air-conditioning makers;
•	Registered several wins for SiC diodes in Automotive and high-end Industrial markets and for SiC MOSFETs in Automotive applications;
•	Captured several wins for high-voltage MDmesh (Super Junction) devices for on-board chargers, battery chargers, and outdoor LEDs from major Automotive Tier1s and smartphone and lighting manufacturers;
•	Earned multiple wins with high-voltage IGBTs from Chinese, American, and European leaders in home appliances and electronic ignition for cars.

Analog and MEMS Group (AMG)
•	Introduced flexible and multi-standard wireless charger ICs;
•	Landed a major design win for fast, wireless-charging ICs in mobile phones;
•
Won numerous sockets globally for STSPIN family in a broad range of Consumer and Industrial motor-control applications – including 3D printers and vacuum cleaners and fan controls and textile machines for Industry 4.0 factories;

•	Captured a design win for touchscreen controllers in a rigid-screen display for a top Chinese phone maker;
•	Launched extremely efficient Bluetooth 5.0-certified Bluetooth® Low Energy System-on-Chip processor;
•	Won multiple sub-GHz and Bluetooth Low Energy designs in a range of applications including wearable, home, and building automation;
•	Landed major design wins for MEMS microphones, inertial measurement unit, and magnetometer in PCs and tablet application with important manufacturers;

•	Captured multiple design wins with accelerometer and 6-axis motion sensor for bike-lock, security, and performance applications in China and Japan;
•	Earned a win for a 6-axis inertial measurement unit from a top Chinese smartphone manufacturer;
•
Received first order for waterproof pressure sensors for a wearable watch from a top global brand and won sockets globally for ultra-compact pressure sensor in multiple applications, including drones and appliances;

•	Enlarged family of 10-year-longevity sensors with the introduction of 6-axis module targeting Smart Industry applications.

Microcontrollers and Digital ICs Group (MDG)
•	Expanded STM32L4 series with lines featuring on-chip digital filter for sigma-delta modulators, enabling advanced audio capabilities;
•	Announced STM32L4 IoT Discovery kit to speed development of applications with direct connection to cloud services;
•	Enhanced STM32 Ecosystem to provide a scalable multi-protocol industrial Ethernet platform through a cooperative effort with Hilscher;
•	Released to production the latest high-performance NFC controller targeting consumer and mobile-security applications;
•	Launched STPay-Ivory, new STPay dual-interface banking solution based on the ST31 secure microcontroller;
•	Disclosed a drop-in solution for IoT Security, based on STSAFE Trusted Platform Module, in cooperation with Security Platform Inc;
•	Introduced tiny Dual-Flat No-lead package options while beginning production ramp of 256k-bit EEPROM for a top sportswear brand;
•	Gained wins for ST25D dynamic RFID tags in washing machines and for ST25R NFC reader ICs for point-of-sales terminals from major OEMs;
•	Launched ST25DV Dynamic NFC/RFID Tag expansion board for STM32 Nucleo ecosystem;
•	Introduced first European independent design platform dedicated to ASICs for space applications in 65nm low-power CMOS technology, in cooperation with ESA and CNES;
•	Qualified new FD-SOI digital ASIC for key networking OEM;
•	Captured several design wins for optical ICs at a key module manufacturer for applications in datacenters.

Imaging Product Division (IMD)
•	Continued to gain design-wins while building volume shipments of FlightSense™ Time-of-Flight proximity and ranging sensors to multiple smartphone OEMs.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment and restructuring charges, operating margin before impairment and restructuring charges, adjusted net earnings per share, free cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	Customer demand that differs from projections;
•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•
Unanticipated events or circumstances, which may impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;

•
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•
The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	The loading, product mix, and manufacturing performance of our production facilities;
•
The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	The ability to successfully restructure underperforming business lines and associated restructuring charges and cost savings that differ in amount or timing from our estimates;
•
Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;

•	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•	Availability and costs of raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations; and
•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2016, as filed with the SEC on March 3, 2017. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On July 26, 2017, the management of STMicroelectronics will conduct a live webcast of its conference call to discuss the Company’s operating performance for the second quarter of 2017.

The conference call will be held at 9:30 a.m. CET / 8:30 a.m. BST / 3:30 a.m. U.S. Eastern Time (ET) / 12:30 a.m. U.S. Pacific Time (PT). The live webcast and presentation materials will be available by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until August 11, 2017.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

In 2016, the Company’s net revenues were $6.97 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Alexis Breton
Director, PR & Media Operations
STMicroelectronics
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	July 01,	July 02,
	2017	2016

Net sales	1,911	1,698
Other revenues	12	5
NET REVENUES	1,923	1,703
Cost of sales	(1,187)	(1,126)
GROSS PROFIT	736	577
Selling, general and administrative	(240)	(229)
Research and development	(327)	(336)
Other income and expenses, net	15	28
Impairment, restructuring charges and other related closure costs	(6)	(12)
Total Operating Expenses	(558)	(549)
OPERATING INCOME	178	28
Interest expense, net	(4)	(6)
Income (loss) on equity-method investments	(2)	9
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	172	31
Income tax expense	(19)	(6)
NET INCOME	153	25
Net income attributable to noncontrolling interest	(2)	(2)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	151	23

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.17	0.03
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.17	0.03

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS PER SHARE	911.1	885.5

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Six Months Ended
	(Unaudited)	(Unaudited)
	July 01,	July 02,
	2017	2016

Net sales	3,728	3,303
Other revenues	16	13
NET REVENUES	3,744	3,316
Cost of sales	(2,322)	(2,201)
GROSS PROFIT	1,422	1,115
Selling, general and administrative	(474)	(457)
Research and development	(662)	(678)
Other income and expenses, net	32	55
Impairment, restructuring charges and other related closure costs	(11)	(40)
Total Operating Expenses	(1,115)	(1,120)
OPERATING INCOME (LOSS)	307	(5)
Interest expense, net	(9)	(11)
Income (loss) on equity-method investments	(2)	9
INCOME (LOSS) BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	296	(7)
Income tax expense	(34)	(8)
NET INCOME (LOSS)	262	(15)
Net income attributable to noncontrolling interest	(4)	(3)
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	258	(18)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.29	(0.02)
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.28	(0.02)

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING EARNINGS PER SHARE	906.5	879.2

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	July 01,	April 01,	December 31,
In millions of U.S. dollars	2017	2017	2016
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	1,654	1,641	1,629
Marketable securities	335	335	335
Trade accounts receivable, net	1,012	946	939
Inventories	1,262	1,201	1,173
Other current assets	443	351	311
Total current assets	4,706	4,474	4,387
Goodwill	120	117	116
Other intangible assets, net	185	188	195
Property, plant and equipment, net	2,641	2,489	2,287
Non-current deferred tax assets	631	534	528
Long-term investments	57	57	57
Other non-current assets	406	467	434
	4,040	3,852	3,617
Total assets	8,746	8,326	8,004

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	117	117	117
Trade accounts payable	837	757	620
Other payables and accrued liabilities	792	777	750
Dividends payable to stockholders	171	6	59
Accrued income tax	34	47	42
Total current liabilities	1,951	1,704	1,588
Long-term debt	1,348	1,341	1,334
Post-employment benefit obligations	376	354	347
Long-term deferred tax liabilities	6	5	5
Other long-term liabilities	165	150	134
	1,895	1,850	1,820
Total liabilities	3,846	3,554	3,408
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 911,110,420 shares issued, 887,810,197 shares outstanding)	1,157	1,157	1,157
Capital surplus	2,836	2,828	2,818
Retained earnings	435	538	431
Accumulated other comprehensive income	608	428	371
Treasury stock	(201)	(241)	(242)
Total parent company stockholders’ equity	4,835	4,710	4,535
Noncontrolling interest	65	62	61
Total equity	4,900	4,772	4,596
Total liabilities and equity	8,746	8,326	8,004

STMicroelectronics N.V. SELECTED CASH FLOW DATA
Cash Flow Data (in US$ millions)	Q2 2017	Q1 2017	Q2 2016

Net Cash from operating activities	369	289	192
Net Cash used in investing activities	(317)	(227)	(144)
Net Cash used in financing activities	(53)	(53)	(61)
Net Cash increase (decrease)	13	12	(15)

Selected Cash Flow Data (in US$ millions)	Q2 2017	Q1 2017	Q2 2016

Depreciation & amortization	152	154	179
Net payment for Capital expenditures	(307)	(219)	(136)
Dividends paid to stockholders	(48)	(53)	(57)
Change in inventories, net	(26)	(22)	20

Appendix
STMicroelectronics
Supplemental Financial Information

	Q2 2017	Q1 2017	H1 2017	Q2 2016	Q1 2016	H1 2016
€/$ Effective Rate	1.09	1.08	1.09	1.12	1.10	1.11

Net Revenues By Market Channel (%)	Q2 2017	Q1 2017	H1 2017	Q2 2016	Q1 2016	H1 2016
Total OEM	66%	66%	66%	66%	67%	67%
Distribution	34%	34%	34%	34%	33%	33%

Product Group Data (Million US$)	Q2 2017	Q1 2017	H1 2017	Q2 2016	Q1 2016	H1 2016
Automotive and Discrete Group (ADG)
- Net Revenues	755	708	1,463	721	671	1,392
- Operating Income (Loss)	65	38	103	61	39	100
Analog and MEMS Group (AMG)
- Net Revenues	482	443	925	376	369	745
- Operating Income (Loss)	70	45	115	1	2	3
Microcontrollers and Digital ICs Group (MDG)
- Net Revenues	612	593	1,204	556	532	1,089
- Operating Income (Loss)	71	60	131	9	(3)	5
Others (a)
- Net Revenues	74	77	152	50	41	90
- Operating Income (Loss)	(28)	(14)	(42)	(43)	(71)	(113)
Total
- Net Revenues	1,923	1,821	3,744	1,703	1,613	3,316
- Operating Income (Loss)	178	129	307	28	(33)	(5)

(a)
Net revenues of “Others” includes revenues from sales of Imaging Product Division, Subsystems, assembly services, and other revenue. Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Imaging Product Division, Subsystems and other products. “Others” includes $1 million, $1 million, $8 million and $10 million of unused capacity charges in the second and first quarters of 2017 and 2016, respectively; and $6 million, $5 million, $12 million and $28 million of impairment, restructuring charges, and other related closure costs in the second and first quarters of 2017 and 2016, respectively.

(Appendix – continued)

STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In US$ Million Except Per Share Data ($)

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q2 2017 (US$ million, except per share data ($))	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	736	178	151	0.17
Impairment & Restructuring		6	6
Estimated Income Tax Effect			(1)
Non-U.S GAAP	736	184	156	0.17

Q1 2017 (US$ million, except per share data ($))	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	685	129	108	0.12
Impairment & Restructuring		5	5
Estimated Income Tax Effect			(1)
Non-U.S GAAP	685	134	112	0.12

Q2 2016 (US$ million, except per share data ($))	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	577	28	23	0.03
Impairment & Restructuring		12	12
Estimated Income Tax Effect			(2)
Non-U.S GAAP	577	40	33	0.04

(continued)

(Appendix – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (US$ million)	July 1, 2017	April 1, 2017	July 2, 2016
Cash and cash equivalents	1,654	1,641	1,682
Marketable securities	335	335	345
Total financial resources	1,989	1,976	2,027
Short-term debt	(117)	(117)	(171)
Long-term debt	(1,348)	(1,341)	(1,430)
Total financial debt	(1,465)	(1,458)	(1,601)
Net financial position	524	518	426

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases (proceeds from the sale of) marketable securities and short-term deposits, restricted cash and net cash variation for joint ventures deconsolidation. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q2 2017	Q1 2017	H1 2017	Q2 2016	Q1 2016	H1 2016
Net cash from operating activities	369	289	657	192	141	333
Net cash used in investing activities	(317)	(227)	(544)	(144)	(110)	(254)
Payment for purchase and proceeds from sale of marketable securities, investment in short-term deposits, restricted cash and net cash variation for joint ventures deconsolidation	-	-	-	-	-	-
Free cash flow – Non-U.S. GAAP	52	62	113	48	31	79

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: July 26, 2017	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services